UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2010

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Road

Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

This 6-K shall be incorporated by reference into the Registrant’s Registration Statement on Form F-3 as filed on November 18, 2009 (No. 333-163165).

The Registrant is filing material documents not previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Weidong Yin
Name:	Weidong Yin
Title:	Chairman and Chief Executive Officer

Date:  January 20, 2010

Exhibit Index

Exhibit 99.1 – Equity Joint Venture Contract dated November 22, 2009 between Sinovac Biotech (Hong Kong) Ltd. and Dalian Jingang Group Co., Ltd. (English Translation)

Exhibit 99.2 – Memorandum of Understanding dated November 22, 2009 between Sinovac Biotech (Hong Kong) Ltd. and Dalian Jingang Group Co., Ltd. (English Translation)

Exhibit 99.3 – Equity Interest Transfer Agreement dated December 17, 2009 between Sinovac Biotech (Hong Kong) Ltd. and Dalian Jingang Group Co., Ltd. (English Translation)

Exhibit 99.4 – Press Release